United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

(Amendment No. 0)*

OMB Number 3234-0058	SEC File Number 333-106247	CUSIP Number
(Check one):	Form 10-K	Form 20-F	Form 11-K	√	Form 10-Q	Form 10-D	Form N-SAR
Form N-CSR
	For Period Ended:	September 30, 2008
Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

REMOTE KNOWLEDGE, INC.
Full Name of Registrant
VARITEK INDUSTRIES, INC.
Former Name if Applicable
3657 BRIARPARK, SUITE 100
Address of Principal Executive Office (Street and Number)
HOUSTON, TEXAS 77042
City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

√	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On or about August 21, 2008, the Issuer entered into a transaction to obtain additional funding through the sale of debt securities. Issuer engaged in a significant number of ancillary transactions in connection with, and pursuant to, that funding, including agreements that resulted in the conversion and/or issuance of new shares, redemption or termination of outstanding securities, settlement of outstanding obligations, and refinancing certain company debts. Additionally, Issuer underwent a significant change in management including replacement of many of the individuals with personal knowledge of Issuer’s finances and operations prior to the funding date. Issuer’s preparation of the report subject to this extension was and is delayed by confirmation and/or satisfaction of such ancillary agreements, which significantly affect Issuer’s full disclosure of its financial condition and shareholder equity, and management changes. Issuer intends to file its Form 10-Q for the period ending September 30, 2008 within five (5) days of the due date.

Part IV - Other Information

  Name and telephone number of person to contact in regard to this notification

C. Gregory Peters	(281)	599-4800
(Name)	(Area Code)	(Telephone Number)

  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes	No	√
  If answer is no, identify report(s).
  Form 10-Q for the period ending March 31, 2008
  Form 10-Q for the period ending September 30, 2007 (filed but not reviewed by auditors)

  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	No	√
  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

REMOTE KNOWLEDGE, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized

Date:	11-14-2008	By /s/	C. Gregory Peters	Title:	Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

Attention

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).